Via EDGAR Submission

November 21, 2024

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Babette Cooper

Kristina Marrone

Pearlyne Paulemon

Brigitte Lippmann

Re: FACT II Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 18, 2024

File No. 333-281593

Dear Babette Cooper, Kristina Marrone, Pearlyne Paulemon and Brigitte Lippmann:

On behalf of FACT II Acquisition Corp., a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 21, 2024, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on November 18, 2024 (“Amendment No. 3”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. We also respectfully advise the Staff that, the Company intends to file Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) as soon as possible after submission of this correspondence. Amendment No. 4 will reflect the proposed revisions to disclosure in Amendment No. 3 set forth in the comment responses below. All page references in the responses set forth below refer to page numbers in Amendment No. 3.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	We reissue prior comment 1. Please clarify that Sponsor HoldCo and the non-managing HoldCo investors will be issued the restricted Class A shares at no additional price. Also clarify in the risk factor heading on page 82 that the non-managing HoldCo investors have a conflict of interest as a result of their ownership of the restricted Class A shares which were issued as a "sweetener."

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, respectfully advises the Staff that, in Amendment No. 4, it intends to revise the disclosure in Amendment No. 3 as described below.

References to a “combined price of $10.00 per private placement security”

With respect to references to a “combined price of $10.00 per private placement security” throughout Amendment No. 3, the Company intends to revise the surrounding disclosure in Amendment No. 4 to clarify the restricted Class A shares will be issued at no additional price as follows (new language in bold and underlined).

“ . . . at a combined price of $10.00 per private placement security ($4,225,000 in the aggregate), reflecting the issuance of restricted Class A shares at no additional price ~~which combined price includes the par value of $0.0001 per restricted Class A share~~.”

The Company advises the Staff that, with respect to Amendment No. 3, such disclosure is included in multiple locations on the Cover Page as well as pages 1, 4, 23, 83, 110, 113, 114, 158, 159, 163, F-7, F-13 and Part II, Item 15.

Risk factor heading

With respect to references to the risk factor heading referenced by the Staff, the Company advises the Staff that, in Amendment No. 4, it intends to revise the risk factor heading on pages 42 and 82 of Amendment No. 3 as follows.

“Since Sponsor HoldCo, our sponsor, officers and directors and any other holder of our founder shares, including any non-managing HoldCo investors, CCM and Seaport will lose their entire investment in us if our initial business combination is not completed (other than with respect to any public shares they may acquire during or after this offering), ~~and~~ because Sponsor HoldCo, our sponsor, officers and directors and any other holder of our founder shares, including any non-managing HoldCo investors, directly or indirectly may profit substantially from a business combination as a result of their ownership of founder shares even under circumstances where our public shareholders would experience losses in connection with their investment, and because Sponsor Holdco will be issued restricted Class A shares (which would vest only upon the consummation of our initial business combination) at no additional cost (i.e., as a “sweetener”), a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination, including in connection with the shareholder vote in respect thereto.”

2.	We note your response to prior comment 2. Please disclose how many investors have indicated an interest in purchasing units in the offering here and throughout the filing.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, respectfully advises the Staff that, in Amendment No. 4, it intends to revise the disclosure throughout Amendment No. 3 with respect to the number of investors who have indicated an interest in purchasing units in the offering as follows (new language in bold and underlined).

“ . . . Certain investors (none of which are affiliated with any member of our management, our sponsor or any other investor, except for Robert Rackind, our Executive Chairman, who has expressed an interest to commit $50,000), which we refer to as the “non-managing HoldCo investors” throughout this prospectus, have expressed to us an interest in purchasing (A) up to an aggregate of approximately $115~~81~~ million of the units in this offering (such interest has been expressed by seven non-managing HoldCo investors) at the offering price (assuming the exercise in full of the underwriters’ over-allotment option) . . .”

“ . . . Seven ~~Certain~~ non-managing HoldCo investors have expressed to us an interest in purchasing up to an aggregate of approximately $115~~81~~ million of the units in this offering at the offering price (assuming the exercise in full of the underwriters’ over-allotment option). .. .”

The Company advises the Staff that, with respect to Amendment No. 3, such disclosure is included in multiple locations on the Cover Page as well as pages 1, 4, 26, 81, 82, 83, 110, 113, 114, 158, 159, 160, 163 and 201.

The Company also advises the Staff that (i) the form of registration rights agreement will be filed as Exhibit 10.4 to Amendment No. 4 and (ii) pursuant to the final terms of such form, in Amendment No. 4, it intends to revise the disclosure on pages 111, 162, 188 and F-14 of Amendment No. 3 as follows (new language in bold and underlined).

“ . . .The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement provides that we will use our commercially reasonable efforts to effect the registration of the applicable securities after the completion of the initial business combination and prior to the expiration of the applicable lock-up period ~~However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period~~ as described under “Principal Shareholders — Transfers of Founder Shares, Private Placement Units and Restricted Class A Shares. . .”

* * * *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP

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